November 19, 2007

MAIL STOP 3561

William Raike, President
Raike Real Estate Management Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

Re: **WFG Real Estate Income Fund, LLC**
Amendment 5 to the Offering Statement on
Form 1-A
Filed November 7, 2007
File No. 24-10163

Dear Mr. Raike:

This is to advise you that a preliminary review of the above offering statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

1. We note the disclosure that the Fund will make investments in real estate projects that take the form of loans or minority equity interests and that your investments will not involve acquisition of any company or property or operating control of the investments. It appears that the company may be an investment company required to be registered under the Investment Company Act of 1940. Rule 251(a)(4) of Regulation A provides that Form 1-A is not available to an investment company. Please provide us a supplemental analysis as to why you believe the company would not be subject to the Investment Company Act of 1940.

For this reason we will not perform a detailed examination of the offering statement, and we will not issue any additional comments until these material deficiencies are addressed.

As long as it remains in its present form, we will not recommend qualification of the offering statement. Also, please note that should the offering statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Geoffrey Chalmers
    Fax (617) 227-3709